SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   SCHEDULE TO

            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                                 FINAL AMENDMENT

                  EXCELSIOR ABSOLUTE RETURN FUND OF FUNDS, LLC
                                (Name of Issuer)

                  EXCELSIOR ABSOLUTE RETURN FUND OF FUNDS, LLC
                      (Name of Person(s) Filing Statement)

                       LIMITED LIABILITY COMPANY INTERESTS
                         (Title of Class of Securities)

                                       N/A
                      (CUSIP Number of Class of Securities)

                              Robert F. Aufenanger
                  Excelsior Absolute Return Fund of Funds, LLC
                               225 High Ridge Road
                               Stamford, CT 06905
                                 (203) 352-4497

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                Communications on Behalf of the Person(s) Filing
                                   Statement)

                                 With a copy to:
                            Kenneth S. Gerstein, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2533

                                October 14, 2005
                       (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

                            CALCULATION OF FILING FEE

-------------------------------------------------------------------------------------------------
Transaction Valuation:    $20,000,000(a)          Amount of Filing Fee            $2,354.00(b)
-------------------------------------------------------------------------------------------------


(a) Calculated as the aggregate maximum purchase price for limited liability company interests.

(b)      Calculated at $117.70 per $1,000,000 of the Transaction Valuation.

[x] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $2,354.00
Form or Registration No:  SCHEDULE TO, REGISTRATION NO. 005-80094
Filing Party:  EXCELSIOR ABSOLUTE RETURN FUND OF FUNDS, LLC
Date Filed:   April 14, 2005 and October 14, 2005

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[  ]     third-party tender offer subject to Rule 14d-1.

[x ]      issuer tender offer subject to Rule 13e-4.

[  ]     going-private transaction subject to Rule 13e-3.

[  ]     amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [x].

                  This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the "Statement") originally filed October 14, 2005, by Excelsior Absolute Return Fund of Funds, LLC (the "Fund") in connection with an offer by the Fund to purchase up to $20,000,000 of interests in the Fund ("Interests") on the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and Letter of Transmittal were previously filed as Exhibits B and C to the Statement on October 14, 2005.

                  This is the final amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

         The following information is furnished pursuant to Rule 13e-4(c)(4):

         1. The Offer expired at 12:00 midnight, Eastern time, on November 10, 2005.

         2. $17,613,830.78 in Interests were validly tendered and not withdrawn prior to the expiration of the Offer, and all of those Interests were accepted for purchase by the Fund in accordance with the terms of the Offer.

                                    SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        EXCELSIOR ABSOLUTE RETURN
                                        FUND OF FUNDS, LLC

                                        By:   /s/ Robert F. Aufenanger
                                            ------------------------------------
                                            Name:   Robert F. Aufenanger
                                            Title:  Authorized Signatory

February 1, 2006